U.S. SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549



                                FORM 12B-25



                        NOTIFICATION OF LATE FILING
                               (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-
SAR
For Period Ended:  December 31, 1994
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:  ____________________________
_________________________________________________________________

Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
_________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable
_________________________________________________________________

Part 1 - Registrant Information
_________________________________________________________________

Full Name of Registrant:  Continental Airlines, Inc.
Former Name if Applicable:
_________________________________________________________________

Address of Principal Executive Office (Street and Number):
2929 Allen Parkway
_________________________________________________________________

City State and Zip Code:
Houston, Texas  77019
_________________________________________________________________

_________________________________________________________________

Part II - Rules 12b-25(b) and (c)
_________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)  The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.
_________________________________________________________________

Part III - Narrative
_________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

        See attached explanation.

_________________________________________________________________

Part IV - Other Information
_________________________________________________________________

        (1) Name and telephone number of person to contact in regard to this notification:

Daniel P. Garton                       (713) 834-2950
_________________________________________________________________
     (Name)                      (Area Code) (Telephone Number)

        (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [X] Yes        [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [X] Yes        [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


        Continental Airlines, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                   CONTINENTAL AIRLINES, INC.



April 3, 1995                      By /s/ Daniel P. Garton
                                      Daniel P. Garton

                                   Its:  Senior Vice President
                                         and Chief Financial
                                         Officer

                   CONTINENTAL AIRLINES, INC.
                           FORM 12b-25
                       SEC FILE NO. 0-9781


Response to Part III and Part IV(3):

             Continental Airlines, Inc. (the "Company" or
        "Continental") is unable to file its report on Form 10-K for the year ended December 31, 1994 within the period provided by the regulations under the Securities Exchange Act of 1934. On January 26, 1995, the Company announced that it will be reporting a nonrecurring charge of approximately $400 million for the fourth quarter of 1994. The charge relates primarily to decisions made in late 1994 concerning the planned early retirement of certain aircraft and to closed or under-utilized airport and maintenance facilities. Continental has also announced in January that it has ceased making contractually required payments on certain obligations. Continental is now in advanced stages of negotiations, and in certain instances documentation, of new agreements with its principal lenders, aircraft and engine manufacturers and certain aircraft and equipment lessors to provide for alternative forms of consideration in lieu of cash payments or to otherwise defer certain payments. In addition, Continental is engaged in settlement negotiations regarding its future obligations at the new Denver International Airport in light of the significant reduction in its Denver operations. The outcome of these negotiations will materially impact the nonrecurring charge and the characterization of obligations as current or long-term on the Company's balance sheet. The foregoing uncertainties and contingencies have impeded the Company's ability to finalize the calculation of the nonrecurring charge and delayed completion of its financial statements. The Company anticipates that it will finalize its financial statements and file its report on Form 10-K no later than April 17, 1995.